ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 24, 2022
Ali R. Olia
T +1 617 951 7204
ali.olia@ropesgray.com

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Scott Lee

Re:	Engine No. 1 ETF Trust (the “Trust”) File Nos. 333-249926 and 811-23617

Dear Mr. Lee:

This letter is being filed to respond to the telephonic comments received from you on August 9, 2022, regarding Post-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to Engine No. 1 Transform Supply Chain ETF (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 24, 2022. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. The Trust’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 4 to the Trust’s Registration Statement. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

General

1.	Comment: Please respond to all comments in a letter filed as a correspondence on EDGAR at least five (5) business days in advance of the effective date of the Registration Statement with respect to the Fund.

Response: The Trust acknowledges the Staff’s comment.

Prospectus

Fund Summary, pp. 1-8

Fees and Expenses of the Fund, p. 1

2.	Comment: Please make the following sentence bold: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response: The Trust confirms that the requested change has been made.

Securities and Exchange Commission	- 2 -	August 24, 2022

Annual Fund Operating Expenses, p. 1

3.	Comment: Please provide a completed fee table and expense examples for the Fund. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

Response: The Trust confirms that Post-Effective Amendment No. 4 will include a completed fee table and expense example and that these will not reflect fees associated with creation or redemption activity.

Principal Investment Strategies, pp. 2-3

4.	Comment: Please revise the Principal Investment Strategies section for purposes of greater clarity. The disclosure is currently difficult to follow and intersperses the discussion of the types of investments the Fund will seek to make with the Adviser’s security selection process. Please consider first addressing the types of investments the Fund will seek to make and then the Adviser’s security selection process. Please also consider whether parts of the disclosure relating to security selection would be more appropriate for inclusion in the second paragraph on page 3 or in the Additional Information About Principal Investment Strategies and Related Risks section.

Response: The Trust confirms that the requested changes have been made. The Principal Investment Strategies section will be revised to read as follows:

The Transform Supply Chain ETF is an actively managed exchange-traded fund (“ETF”) that invests in U.S.-listed equity, American depositary receipt (“ADR”) securities, and non-U.S. developed and emerging market-listed securities, which over time may vary as market and investment opportunities change. The Fund may also enter into currency-related spot transactions when it transacts in equities denominated in foreign currencies or invest in certain derivative instruments, such as currency futures or forwards that will help the Adviser manage risk associated with foreign currency exposure, if any, or futures contracts. The Fund’s investments may include micro-, small-, medium- and large-capitalization equities of companies. The Adviser expects to hold between 20-60 equities within the Fund’s portfolio.

Securities and Exchange Commission	- 3 -	August 24, 2022

The Adviser expects to invest in the equities of companies that it deems are creating value through supply chain transformation. A supply chain is defined as a network between a company and its suppliers to produce and distribute a specific product to the final buyer. According to the Adviser, companies are transforming their own or others’ supply chains by reshoring manufacturing jobs (i.e., bringing jobs closer to point of sale, stabilizing manufacturing capacity, reducing disruption and geopolitical risks, enhancing sourcing transparency and increasing emissions and environmental impact standards), automating and/or innovating business operations (i.e., offsetting labor cost disadvantage of high-cost countries by boosting output per worker, streamlining business operations to drive lower costs, and improving labor conditions for workers), or through transportation enablement (i.e., providing manufacturers with reliable and affordable access to raw materials, while also facilitating movement of finished goods to end market). Portfolio companies are primarily those that the Adviser believes are creating value or minimizing risks as it relates to their supply chains or the supply chains of others. Companies are from no one particular industry; instead, they are from a broad range of industries such as factory automation, transportation providers, industrial goods and services, alternative energy, semiconductors and semiconductor capital equipment, materials, or waste management & recycling.

Companies are generally chosen from the Morningstar® US Market Extended TR USD Index℠ and span across sectors, including but not limited to consumer discretionary, industrials, materials, and technology. The Morningstar® US Market Extended TR USD Index℠ is a broad-based free-float market capitalization weighted index comprised of U.S. large, mid, and small capitalization equity securities that span all sectors of the U.S. economy. It does not incorporate environmental, social and governance criteria into its methodology, nor is it an index comprised of equities of companies that could be considered as aiding the supply chain.

When selecting equities of companies for the portfolio, the Adviser will assess a company’s strategy and financial performance by doing things such as attending company earnings calls, interviewing management, visiting company headquarters and manufacturing plants, reviewing company reports such as Form 10-K's, financial statements (i.e., balance sheet, income statement, and statement of cash flows), publicly available and sell-side research and performing fundamental financial analyses such as company financial modeling and ratio analysis. For example, the Fund may invest in the equities of companies that have better long-term financial stability and profitability relative to peers (using metrics such as net sales revenue, EBITA (earnings before interest taxes and appreciation), profit margin, or market share) as a result of their supply chain strategy. The Adviser also expects to include, as part of its company assessments, additional company reporting, targets, progress, and strategic positioning, such as:

Securities and Exchange Commission	- 4 -	August 24, 2022

Companies whose leadership has made it a strategic business focus, made changes to its business operations, or made commitments that addresses sustainability factors specific to supply chain instability & insecurity by:

•	Creating manufacturing jobs closer to distribution centers in North America;
•	Having business practices with lower environmental impact; or
•	Diversifying its supplier sources to reduce minimize disruptions.

These can include reporting on targets and progress through various sources, such as regulatory filings, annual reports, or shareholder meetings, related to:

•        Plans to build new manufacturing plants and the number of jobs created. For example, the Adviser may use records of companies that have set quantifiable job creation targets using corporate reporting, regulatory reporting, or press releases to identify companies that are committed to creating jobs in North America through changes in their supply chains.

•        Carbon emissions reporting as well as progress toward cutting carbon emissions by a given amount by a given date. For example, a company may report lowering its carbon emissions broadly, or more specifically through its use of carbon credits.

•        Companies whose products or services reflect supporting, progressing, or reducing supply chain disruptions, creating jobs, or minimizing their environmental impact, by executing on their commitments to transform their supply chains. For example, this may be judged by the historical and projected number of supply chain disruptions and its economic impacts, the number of jobs created or carbon intensity of the business, including how capital budgets, research and development, and corporate strategy are shifting over time. The Adviser may assess corporate filings, regulatory filings, and investor presentations to assess how a specific company is transforming its products, services, or operations.

Securities and Exchange Commission	- 5 -	August 24, 2022

•        Companies whose business model is well-adapted to the risks and opportunities that changes in geopolitics, international trade, government regulation and localizing supply chains present. For example, the Adviser may assess the degree to which changes to supply chains will affect the market share growth, profitability, and risk to potential investments over time. For example, the Adviser may analyze the changes in the location of manufacturing relative to distribution and compare labor costs (including opportunity costs associated with supply chain disruptions), associated with a specific company’s business model, to understand how those changes affect the company's profitability.

The Adviser considers sustainability factors noted above as core to its investment process, particularly in considering the ways in which each company’s supply chain could ultimately drive financial and operational performance. The Adviser does not use sustainability ratings or rankings to exclude specific companies or sectors from investment, but instead will generally enhance fundamental analysis with its own proprietary analysis of each company’s focus on its supply chain to make better informed decisions about the company’s long-term valuation and sustainability. The Adviser may utilize a quantitative and/or a qualitative approach to measuring the effects of company supply chains, based on both public information as well as a due diligence process (noted above) undertaken by the Adviser with respect to potential investments that focuses on key impacts on supply chains, including greater supply chain stability and security, job creation and lower environmental impact. The Adviser estimates these effects at companies using data from the companies themselves, third-party data sources including both generalist and specialist for-profit data providers, non-profit and academic data providers, and government and multi-lateral data sources (e.g., Bureau of Labor Statistics, Revelio Labs) for companies’ social and environmental metrics.

As part of its due diligence process for prospective and ongoing investments, the Adviser then assesses the ways those decisions may affect company revenue and earnings projections, discount rates, terminal values (i.e., the calculated rate at which it is assumed its cash flows will grow at forever), and valuations particularly through changes in regulation; customer or employee preferences; and competitive risk from innovation or disruption. For example, the Adviser may use one or multiple data sources to estimate supply chain stability and security, job creation and lower environmental impact, associated with a company's products and services and then assess how possible changes in trade policy, regulations within various industries are shifting demand for certain products and services based on consumer preferences. The Adviser may then estimate the risk of disruption from more innovative or more cost effectively produced products and services created by competitors, including how such developments could potentially lower long-term growth assumptions, increase the discount rates the Adviser applies to that growth to account for higher risk, reduce terminal values to reflect lower terminal growth, and as a result lower assumed valuation of the company.

Securities and Exchange Commission	- 6 -	August 24, 2022

These criteria by which the Adviser assesses companies for investment by the Fund will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents.

5.	Comment: Please clarify the Fund’s definition of “supply chain” in plain English. Also, please use a consistent term to refer to “companies” and “target companies” and clarify that such companies are issuers of securities that the Fund will potentially invest in. Please clarify whether the Fund intends to invest in equity securities, fixed income securities or securities of other investment companies.

Response: The Trust will add the following disclosure to the second paragraph of the Principal Investment Strategies section:

The Adviser expects to invest in the equities of companies that it deems are creating value through supply chain transformation. A supply chain is defined as a network between a company and its suppliers to produce and distribute a specific product to the final buyer.

The Trust also confirms that it will use a consistent term to refer to “companies” and “target companies.”

6.	Comment: Please clarify in plain English what is meant by “onshoring jobs”.

Response: The Trust will revise the disclosure as following: “reshoring ~~onshoring~~ jobs (i.e., bringing jobs closer to point of sale, stabilizing manufacturing capacity, reducing disruption and geopolitical risks, enhancing sourcing transparency and increasing emissions and environmental impact standards)” The Fund’s thesis is that there are other benefits to reshoring well-paid, middle class technical and manufacturing jobs. We expect that this will have the knock-on effect of creating additional jobs and thereby rebuilding communities.

7.	Comment: Please clarify what is meant by “digital innovation” in plain English and explain how it relates to the Fund’s overall investment strategy, which seems to focus more on the social and environmental progress of the companies that the Fund seeks to invest in.

Response: The Trust will revise the disclosure as follows:

automating and/or innovating business operations (i.e., offsetting labor cost disadvantage of high-cost countries by boosting output per worker, streamlining business operations to drive lower costs, and improving labor conditions for workers).

Securities and Exchange Commission	- 7 -	August 24, 2022

8.	Comment: Please confirm that “long-term economic stability” is the accurate term and should not instead be “long-term financial stability”.

Response: The Trust confirms that the requested change has been made, to better reflect the intended meaning of the company’s financial well-being and competitiveness.

9.	Comment: Please briefly describe the companies included in the Morningstar® US Market Extended TR USD Index℠ (the “Index”). The Staff notes that Morningstar, Inc. states that the Index measures the performance of US securities and targets 99.5% market capitalization coverage of the investable universe and that it does not incorporate environmental, social, or governance (“ESG”) criteria. Please clarify, if true, that the companies in the Index can be any market capitalization and operate in any sector and not just those that could be considered to as aiding the supply chain. Also, please give a range of the number of companies the securities of which the Fund intends to hold.

Response: The Trust will add the following disclosure:

The Morningstar® US Market Extended TR USD Index℠ is a broad-based free-float market capitalization weighted index comprised of U.S. large, mid, and small capitalization equity securities that span all sectors of the U.S. economy. It does not incorporate environmental, social and governance criteria into its methodology, nor is it an index comprised of equities of companies that could be considered as aiding the supply chain.

The Adviser expects to hold between 20-60 equities within the Fund’s portfolio.

10.	Comment: Please clarify the criteria that the Fund will use to determine whether a company has “better long-term economic stability and profitability relative to peers.”

Response: The Trust confirms that the requested changes have been made in parenthetical form within the disclosure, which will be revised as follows:

better long-term ~~economic~~ financial stability and profitability relative to peers (using metrics such as net sales revenue, EBITA (earnings before interest taxes and appreciation), profit margin, or market share) as a result of their supply chain strategy.

Securities and Exchange Commission	- 8 -	August 24, 2022

11.	Comment: Please include risk disclosure corresponding to the sectors listed in the last sentence of the first paragraph of the Principal Investment Strategies section (i.e., the consumer discretionary, industrials, materials and technology sectors) as well as the auto and energy industries. Also, if the Fund expects to invest significantly in any one sector, please include related disclosure in the Principal Investment Strategies and Principal Investment Risks sections.

Response: The Trust confirms that the requested risk disclosure will be added to Principal Investment Risks.

12.	Comment: Please clarify in plain English what is meant by “traditional operational and financial performance”.

Response: The Trust will add the following disclosure:

When selecting equities of companies for the portfolio, the Adviser ~~In addition to~~ will assess a company’s ~~traditional operational~~ strategy and financial performance by doing things such as attending company earnings calls, interviewing management, visiting company headquarters and manufacturing plants, reviewing company reports such as Form 10-K’s, financial statements (i.e., balance sheet, income statement, and statement of cash flows), publicly available and sell-side research and performing fundamental financial analyses such as company financial modeling and ratio analysis.

13.	Comment: The Staff notes that the first sentence of the second paragraph of the Principal Investment Strategies section states that: “[i]n addition to traditional operational and financial performance, key criteria by which the Adviser may assess companies for investment is expected to include reporting and targets, progress, and positioning, including the following….” Please clearly indicate how the Adviser will evaluate and select investments for the Fund. Terms like “may” should be avoided in such disclosure.

Response: The Trust will revise the disclosure as follows. The Trust also refers to its response to Comment 12 above.

The Adviser also expects ~~key criteria by which the Adviser may assess companies for investment is expected~~ to include, as part of its company assessments, additional company reporting, ~~and~~ targets, progress, and strategic positioning, such as:

Securities and Exchange Commission	- 9 -	August 24, 2022

Companies whose leadership has made it a strategic business focus, made changes to its business operations, or made commitments that addresses sustainability factors specific to supply chain instability & insecurity by:

•	Creating manufacturing jobs closer to distribution centers in North America;

•	Having business practices with lower environmental impact; or

•	Diversifying its supplier sources to reduce minimize disruptions.

14.	Comment: Please clarify what is meant by “reporting and targets, progress, and positioning” or consider deleting this disclosure.

Response: The Trust confirms that the requested changes have been made within the disclosure. Please see the response to Comment 13 above.

15.	Comment: The Staff notes that the second sentence in the first bullet point under the second paragraph of the Principal Investment Strategies section states that: “[t]his can include reporting on how such companies' commitments lead to reducing supply chain disruptions, committing to opening new manufacturing plants with target job creation figures, or companies whose leadership has recognized the importance of sustainability and has responded through climate-specific reporting and targets.” Please clarify to whom such reporting will be made and whether this is referring to regulatory reporting or other public reporting.

Response: The Trust will clarify that the reporting on targets and progress can be “through various sources, such as regulatory filings, annual reports, or shareholder meetings.”

16.	Comment: The Staff notes that the third sentence in the first bullet point under the second paragraph of the Principal Investment Strategies section states that: “[t]his can include carbon emissions reporting as well as commitments to cutting carbon emissions by a given amount by a given date.” Please clarify whether, as part of its review of carbon emissions reporting, the Fund will take into account carbon credits. If it will, please include corresponding risk disclosure, if appropriate.

Response: The Trust has clarified as follows that, as part of its review of carbon emissions reporting, the Fund will take into account carbon credits:

Carbon emissions reporting as well as progress toward to cutting carbon emissions by a given amount by a given date. For example, a company may report lowering its carbon emissions broadly, or more specifically through its use of carbon credits.

Securities and Exchange Commission	- 10 -	August 24, 2022

The Trust confirms that it will include corresponding risk disclosure, if appropriate.

17.	Comment: The Staff notes that the third paragraph of the Principal Investment Strategies section states that: “[i]n considering potential investments, the Adviser will generally use a proprietary framework that considers both fundamental analysis as well as measurements of a company’s positive and negative impact on supply chain externalities.” Please clarify in plain English what is meant by “fundamental analysis”.

Response: The Trust refers to its response to Comment 12 above, which includes added disclosure that, among other things, clarifies that fundamental financial analyses include things such as company financial modeling and ratio analysis.

18.	Comment: With respect to the same disclosure in the third paragraph of the Principal Investment Strategies section that is referenced in Comment 17, please confirm whether the Adviser intends to rely only on proprietary research with regard to ESG considerations and in determining whether a company has positive or negative impacts on supply chain externalities or if it will rely on third-party information as well.

Response: The Trust refers to the following disclosure that provides additional detail regarding the determination of whether a company has positive or negative impacts on supply chains. Although the framework itself is proprietary, the data used to estimate such impacts may rely on third-party information as well:

The Adviser may utilize a quantitative and/or a qualitative approach to measuring the effects of company supply chains, based on both public information as well as a due diligence process (noted above) undertaken by the Adviser with respect to potential investments that focuses on key impacts on supply chains, including greater supply chain stability and security, job creation and lower environmental impact. The Adviser estimates these effects at companies using data from the companies themselves, third-party data sources including both generalist and specialist for-profit data providers, non-profit and academic data providers, and government and multi-lateral data sources (e.g., Bureau of Labor Statistics, Revelio Labs) for companies’ social and environmental metrics.

Securities and Exchange Commission	- 11 -	August 24, 2022

19.	Comment: Please clarify the fact that an investment could be made in a company that scores poorly on ESG if it scores strongly on non-ESG factors that are considered. Also, please clarify, if appropriate, whether the Fund will subordinate financial returns in favor of pursuing its investment objective.

Response: The Adviser uses a framework, rather than a scoring system, to evaluate investments according to both fundamental analysis and measurements of a company’s positive and negative impact on supply chains. This framework is applied to all potential investments (except for temporary investments or investments in cash equivalents), but this framework applies a form of analysis rather than requires a particular score. The Trust refers to the following disclosure from its response to Comment 4:

These criteria by which the Adviser assesses companies for investment by the Fund will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents.

The Adviser does not use sustainability ratings or rankings to exclude specific companies or sectors from investment, but instead will generally enhance fundamental analysis with its own proprietary analysis of each company’s focus on its supply chain to make better informed decisions about the company’s long-term valuation and sustainability.

As to whether the Fund will subordinate financial returns in favor of pursuing its investment objective, the Trust notes that the Fund’s investment objective is “long-term growth of capital.” Therefore, the Fund will not subordinate financial returns in favor of pursuing its investment objective.

20.	Comment: The Staff notes that the fourth paragraph of the Principal Investment Strategies section states that: “[t]he Fund will invest, under normal circumstances, at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in portfolio companies that provide goods or services that are poised to transform or are actively in the process of transforming their own or others’ businesses in the ways in which they manage their supply chains, in accordance with Rule 35d-1 under the 1940 Act.” Please remove the disclosure referring to Rule 35d-1 under the 1940 Act. The Staff believes that the Fund’s name does not appear to implicate Rule 35d-1.

Response: The Trust has removed the disclosure referring to Rule 35d-1 under the 1940 Act and the Fund’s related 80% test.

Securities and Exchange Commission	- 12 -	August 24, 2022

21.	Comment: Please clarify whether the Fund will invest in companies that do not meet its definition of supply chain transformation.

Response: The Trust refers to its response to Comment 19 above. The Trust notes that the Fund will not employ a screening or scoring system but instead a framework of analysis through which all potential investments (other than temporary investments or investments in cash equivalents) are evaluated.

22.	Comment: To improve readability and clarity, please consider starting a new paragraph after the fourth sentence in the fifth paragraph of the Principal Investment Strategies section.

Response: The Trust confirms that the requested changes have been made within the disclosure.

23.	Comment: The Staff notes that the fifth paragraph of the Principal Investment Strategies section states that: “[t]he Adviser may then estimate the risk of disruption from more innovative or more cost effectively produced products and services created by competitors, including how such developments could potentially lower long-term growth assumptions, increase the discount rates the Adviser applies to that growth to account for higher risk, reduce terminal values to reflect lower terminal growth, and as a result lower assumed valuation of the company.” The Staff notes that this disclosure mentions a quantitative approach to security selection. If the Adviser uses targets or scoring in selecting securities, please disclose and explain how it evaluates those targets or scores.

Response: This disclosure is referencing traditional fundamental analysis, with a focus on the risks and opportunities related to a company’s supply chains and their effect on company financial metrics. The Adviser does not use targets or a scoring system. The cited disclosure instead relates to fundamental valuation and analysis so that investors understand how the Adviser views a company’s supply chain dynamics in order to understand whether there is valuation creation or destruction.

24.	Comment: Please clarify in plain English what is meant by “terminal value” and “terminal growth”.

Response: The Trust will add the following clarification: “terminal values (i.e., the calculated rate at which it is assumed its cash flows will grow at forever)”

Securities and Exchange Commission	- 13 -	August 24, 2022

25.	Comment: The Staff notes that the fifth paragraph of the Principal Investment Strategies section states that: “[a]lthough the Adviser may from time to time consider any sustainability factors, its specific focus for the Fund will be on the factors most relevant to supply chain transformation.” Please elaborate what is meant by “any sustainability factors” and explain how it is different from the “lower environmental impact” discussed elsewhere in the Principal Investment Strategies section. Also, please explain what sort of sustainability factors the Adviser would typically not consider to be relevant to supply chain transformation.

Response: The Trust has added the following disclosure to elaborate on what is meant by “sustainability factors” and to explain that “lower environmental impact” would be an example of a sustainability factor specific to supply chain instability & insecurity:

Companies whose leadership has made it a strategic business focus, made changes to its business operations, or made commitments that addresses sustainability factors specific to supply chain instability & insecurity by:

•	Creating manufacturing jobs closer to distribution centers in North America;
•	Having business practices with lower environmental impact; or
•	Diversifying its supplier sources to reduce minimize disruptions.

The Trust has deleted the sentence regarding “factors most relevant to supply chain transformation.”

26.	Comment: The Staff notes that the sixth paragraph of the Principal Investment Strategies section states that: “[t]he Fund may invest in U.S. listed equity, ADR securities, and non-U.S. developed and emerging market-listed securities, which over time may vary as market and investment opportunities change.”

a.	Please include corresponding risk disclosure relating to investment exposure to foreign and emerging markets. Also, please include, if appropriate, risk disclosure relating to the transition away from LIBOR, the Russia-Ukraine war and the potential delisting of China-based companies as a result of the Holding Foreign Companies Accountable Act.

Response: The Trust will add Emerging Markets Risk and Foreign Securities Risk, which are presently included in the Item 9 disclosure, to the Fund Summary. The Fund also refers to American Depositary Receipt (“ADR”) Risk. The Trust believes that these risk factors, with the additions noted herein, appropriately reflect the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Securities and Exchange Commission	- 14 -	August 24, 2022

b.	The Staff notes that the Index includes US listed companies only. Please clarify further how the Fund intends to invest in ADR securities and non-U.S. developed and emerging market-listed securities. Will the Fund invest in foreign equity securities? Are there any limits on the Fund’s investments in non-U.S. securities?

Response: There are no limits on the Fund’s investments in non-U.S. securities. The Trust notes that “companies are generally chosen from the Morningstar® US Market Extended TR USD Index℠” (italics added). However, as disclosed, the Fund may also invest in ADR securities and non-U.S. developed and emerging market-listed securities “as market and investment opportunities change.”

27.	Comment: The Staff notes that the sixth paragraph of the Principal Investment Strategies section states that: “[t]he Fund may also invest in certain futures or other derivative transactions.” Please specify what other derivative transactions the Fund will engage in.

Response: The Trust will add the following: “The Fund may also enter into currency-related spot transactions when it transacts in equities denominated in foreign currencies or invest in certain derivative instruments, such as currency futures or forwards that will help the Adviser manage risk associated with foreign currency exposure, if any, or futures contracts.”

Principal Investment Risks, pp. 3-6

28.	Comment: The Staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return. Please note that after listing the most significant risks to the Fund, the remaining risks may be alphabetized. See ADI-2019-08 - Improving Principal Risks Disclosure.

Response: The Trust will prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return.

29.	Comment: Please review whether Activism Risk is appropriately disclosed for the Fund. The Staff notes that the Fund’s Principal Investment Strategies does not suggest that the Fund intends to engage in activism with respect to its portfolio holdings. Please remove Activism Risk or revise the Principal Investment Strategies section, as appropriate. If the Fund does intend to engage in activism, please explain whether such activism should be incorporated into the Fund’s investment objective or explain why it is not. Also, please disclose in greater detail what the Fund’s activism will seek to achieve and whether such activism will be prioritized over returns, treated the same as returns or treated as secondary returns. Please disclose how the Fund intends to measure and monitor whether it achieves ESG-related impacts, including the time period over which it will be measured and specific metrics or key indicators the Fund will use. Also, please disclose whether and where the Fund will disclose its progress on achieving its stated impact – if this will not be publicly disclosed, explain why it is appropriate not to disclose.

Securities and Exchange Commission	- 15 -	August 24, 2022

Response: The Trust has revised the Principal Investment Strategies section to add the following disclosure:

In furtherance of its investment objective, the Fund seeks to encourage transformational change at the public companies within its portfolio through the application of proxy voting guidelines and dialogue with management of the portfolio companies. See “Principal Investment Risks – Activism Risk." The proxy voting guidelines are based on a commitment to protecting and enhancing the value of the Fund’s assets and to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their employees, communities, customers, and the environment. In applying the proxy voting guidelines and in seeking to engage in opportunities for dialogue with companies within the Fund’s portfolio, the Adviser may measure the investment made by companies in their employees, communities, customers and the environment with financial, operational, and sustainability data that are provided by (i) the companies themselves, (ii) several third-party data providers (which are subject to change from time to time), including, but not limited to, Refinitiv, FactSet©, and Persefoni and (iii) the Adviser itself. This data may include, but are not limited to, wages, workforce diversity, board composition, employee health and safety, carbon emissions, air pollution, and land use, among others. The Adviser will assess the data against qualitative and quantitative criteria developed by the Adviser and may compare the data against benchmarks based on industry trends. The Fund’s proxy voting guidelines, as well as the financial, operational and sustainability data included in such guidelines, will apply to all companies held by the Fund.

In terms of whether such activism should be incorporated into the Fund’s investment objective and what the Fund’s activism will seek to achieve, the Trust notes that the Fund’s investment objective is “long-term growth of capital” and that the transformational change that the Fund seeks to encourage through its proxy voting guidelines and engagement is with a view toward such long-term growth of capital. The Trust refers to the disclosure it is adding above to the Principal Investment Strategies section.

In terms of measuring, monitoring or disclosing progress on achieving ESG-related impacts, the Trust notes that the Fund does not have a stated goal to achieve a specific ESG impact.

Securities and Exchange Commission	- 16 -	August 24, 2022

30.	Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues with respect to its portfolio holdings. Alternatively, please explain in correspondence why such disclosure is not needed.

Response: The Trust refers to its response to Comment 29 above. The Trust also notes the summary of the Proxy Voting Policies and Procedures included as Appendix A to the SAI, which describes the guidelines’ commitment to protecting and enhancing the value of client assets as well as “to aligning shareholder and stakeholder interests through favoring actions that encourage companies to invest in their workers, communities, and the environment.”

31.	Comment: The Staff notes that the Fund has a fundamental policy to not concentrate its investments. As such, please confirm that Concentration Risk is appropriately disclosed for the Fund. If confirmed, please include corresponding strategy disclosure. If not, please remove Concentration Risk.

Response: The Trust respectfully declines to remove Concentration Risk. The Trust notes that this risk factor addresses concentration in not only industries (as would be covered by the fundamental policy) but also a particular issuer or issuers, country, group of countries, region, market, or asset class.

32.	Comment: The Staff notes that Market Trading Risk repeats information in Market Price Variance Risk. Please review and revise or remove this disclosure as needed.

Response: The Trust has revised the disclosure as follows:

~~Market Price Variance Risk. The market price of the Fund’s shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that shares may trade at a discount to NAV.~~

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. The market price of the Fund’s shares also will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. Any of these factors, among others, may lead to the Fund’s shares trading at a premium or discount to NAV. There may be times when the market price and the NAV vary significantly.

Securities and Exchange Commission	- 17 -	August 24, 2022

33.	Comment: Please confirm that Non-Diversification Risk is a principal risk of the Fund. If it is, please include corresponding disclosure in the Principal Investment Strategies section. If it is not, please remove Non-Diversification Risk as a principal risk of the Fund, if appropriate.

Response: The Trust confirms that Non-Diversification Risk is a principal risk of the Fund and will add the following disclosure in the Principal Investment Strategies section:

The Fund is a “non-diversified” fund, and, as such, may invest a greater percentage of its assets in the securities of a single issuer than funds that are “diversified.”

34.	Comment: Please confirm that Securities Lending Risk is a principal risk of the Fund. If it is, please include corresponding disclosure in the Principal Investment Strategies section. If it is not, please remove Securities Lending Risk as a principal risk of the Fund, if appropriate.

Response: The Trust will add the following disclosure in the Principal Investment Strategies section:

The Fund may lend securities representing up to one-third of the value of the Fund’s total assets (including the value of any collateral received).

35.	Comment: Please clarify in the Principal Investment Strategies and Principal Investment Risks sections whether the Fund may invest in companies and industries that may not meet its sustainability criteria.

Response: The Trust refers to the responses to Comments 19 and 21 above. The Trust notes that the criteria, including both fundamental analysis and measurements of a company’s positive and negative impact on supply chains, by which the Adviser assesses companies for investment by the Fund “will be applied to all investments by the Fund except for temporary investments or investments in cash equivalents” but that “the Adviser does not use sustainability ratings or rankings to exclude specific companies or sectors from investment.”

Portfolio Managers, p. 7

36.	Comment: Please review and revise the discussion of portfolio managers to include only the information required by Item 5(b) of Form N-1A and move any other information to the SAI.

Response: The Trust confirms that the requested changes have been made within the disclosure.

Securities and Exchange Commission	- 18 -	August 24, 2022

More Information About the Fund, p. 8

37.	Comment: The Staff notes that the fourth paragraph of the More Information About the Fund section states that: “[t]he Fund invests in a particular segment of the securities markets.” Please specify the segment that is being referred to.

Response: The Trust will clarify that “the Fund invests in a particular segment of the securities markets (i.e., common equity securities).”

38.	Comment: The Staff notes that the fifth paragraph of the More Information About the Fund section states that: “[t]he performance of the Fund may vary for a number of reasons, including transaction costs, non-U.S. currency valuations, asset valuations, corporate actions (such as mergers and spin-offs), or other reasons.” Please consider deleting this disclosure or explain what the performance of the Fund is being compared to.

Response: The Trust confirms that the requested changes have been made within the disclosure.

Additional Information About Principal Investment Strategies and Related Risks, pp. 8-22

General

39.	Comment: Please review disclosure in the Additional Information About Principal Investment Strategies and Related Risks section (corresponding to Item 9 of Form N-1A) to ensure it does not repeat disclosure from the Fund Summary section (corresponding to Item 4 of Form N-1). See IM Guidance Update 2014-08. Also, please conform the disclosure in the Additional Information About Principal Investment Strategies and Related Risks section to comments provided on the Fund Summary section, as applicable.

Response: The Trust confirms that it has (a) reviewed the disclosure to ensure that the Fund Summary section summarizes the information provided in the Additional Information About Principal Investment Strategies and Related Risks and (b) conformed the disclosure in the Additional Information About Principal Investment Strategies and Related Risks to comments provided on the Fund Summary.

Securities and Exchange Commission	- 19 -	August 24, 2022

Investment Objective, p. 8

40.	Comment: Please remove the underline from the text in paragraph three of the Investment Objective section.

Response: The Trust confirms that the requested changes have been made within the disclosure.

Principal Investment Risks, pp. 10-18

41.	Comment: The Staff notes that Sector Risk is not identified as a principal risk in the Principal Investment Risks section of the Fund Summary. If Sector Risk is a principal risk, please also disclose it as such in the Fund Summary.

Response: The Trust has added sector risks corresponding to the sectors named in the Principal Investment Strategies to the Principal Investment Risks section of the Fund Summary. Please see the response to Comment 11 above.

A Further Discussion of Other Risks, pp. 19-22

42.	Comment: Please include in this section only risks that are principal risks of investing in the Fund as disclosed in the Fund Summary. For example, qualified financial contracts are not identified as principal investments of the Fund and should be moved to the SAI. To the extent that other risks are not principal risks, please clearly identify them as such.

Response: The Trust has clarified this section as: A Further Discussion of Other Non-Principal Risks.

Regarding the comment concerning qualified financial contracts, the Trust has retained this risk factor in the non-principal risks section of the prospectus, given the references in the principal investments of the Fund as revised to the possible use of derivative instruments as well as to securities lending.

43.	Comment: Please explain why Communication Services Sector Risk is identified as principal risk of the Fund given that the industries listed in the risk disclosure do not appear to be related to the supply chain businesses described in the Fund Summary.

Response: The Trust has included Communication Services Sector Risk with the risks of each of the other sectors comprising the Morningstar® US Market Extended TR USD Index℠.

44.	Comment: Please review the other risks described in this section and delete any duplicative disclosure, such as sector risk discussion, that repeat information.

Response: The Trust confirms that it will delete any duplicative risk disclosure in Post-Effective Amendment No. 4.

Securities and Exchange Commission	- 20 -	August 24, 2022

45.	Comment: To the extent the Fund intends to invest in illiquid investments as a principal investment strategy, this should be discussed in the Principal Investment Strategies section of the Fund Summary.

Response: The Trust confirms that the Fund does not intend to invest in illiquid investments as a principal investment strategy. The Trust will therefore remove Illiquid Investments Risk.

46.	Comment: Please clarify the principal investment strategy to which Threshold/Underinvestment Risk relates and state whether this is a principal risk. Please identify whether the limits discussed in Threshold/Underinvestment Risk are imposed by the 1940 Act or any other federal securities laws.

Response: The principal investment strategy to which Threshold/Underinvestment Risk relates is the Fund’s investment in companies from industries “such as factory automation, transportation providers, industrial goods and services, alternative energy, semiconductors and semiconductor capital equipment, materials, or waste management & recycling.” These may be “regulated industries” that are subject to ownership or voting restrictions as discussed in Threshold/Underinvestment Risk. The Trust also notes the possibility of corporate ownership or voting restrictions. The Fund does not generally expect the limits discussed in Threshold/Underinvestment Risk to be imposed by the 1940 Act or any other federal securities laws.

Statement of Additional Information

Investment Strategies and Risks, pp. 2-24

47.	Comment: Please carry through any comments on the Fund Summary section of the Prospectus to the SAI, as applicable.

Response: The Trust confirms that it will do so.

Investment Restrictions and Policies, pp. 25-28

48.	Comment: Please confirm whether, as a matter of fundamental policy, the Fund will be non-diversified as stated in the Prospectus.

Response: The Trust confirms that, although it is classified as “non-diversified,” it does not have a fundamental policy to be so classified.

Securities and Exchange Commission	- 21 -	August 24, 2022

49.	Comment: The Staff notes that the third paragraph on page 26 of the SAI states that: “[t]he Transform Supply Chain ETF has adopted a non-fundamental investment policy in accordance with Rule 35d-1 under the 1940 Act to invest (net assets plus any borrowings for investment purposes) in portfolio companies that are creating value through supply chain transformation.” Please delete reference to Rule 35d-1 and reconcile this disclosure with the Prospectus disclosure regarding the Fund’s 80% policy, as the two are different.

Response: The Trust confirms that references to Rule 35d-1, and a related 80% test, have been deleted.

50.	Comment: The Staff notes that the fourth paragraph on page 26 of the SAI states that: “[t]he Transform Supply Chain ETF expects to initially invest primarily in U.S. listed equity and ADR securities of companies relevant to its investment theme and over time may invest in non-U.S. listed securities as market and investment opportunities change.” Please consider deleting if the policy is not fundamental, particularly if the policy may change over time.

Response: The Trust has deleted this from the SAI and refers instead to the Principal Investment Strategies in the prospectus.

Non-Fundamental Investment Policies, pp. 27-28

51.	Comment: Please review and revise the non-fundamental investment policies so that all non-fundamental investment policies appear together and remove any duplicative disclosure.

Response: The Trust will reflect this in Post-Effective Amendment No. 4.

Securities and Exchange Commission	- 22 -	August 24, 2022

Creation and Redemption of Creation Units, pp. 44-50

Acceptance of Orders of Creation Units, p. 47

52.	Comment: The Staff notes that the third paragraph on page 47 of the SAI states that:

The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to each Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Please delete the statement that the Trust “reserves the absolute right to reject” and sub-clauses (d) and (f). The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive reliefs obtained by ETFs. However, in connection with the adoption of Rule 6c-11 under the 1940 Act, the Commission stated its belief that generally may suspend the issuance of creation units only for a limited time and only due to certain extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period time. See SEC Release 33-10515, at pp. 67-68 (June 28, 2018).

Response: The Trust respectfully declines to make the requested changes and deletions. The Trust believes that the provisions in the prior ETF exemptive orders were designed to protect funds and their shareholders from creation activity that could harm the funds or investors. The concept of protecting investors from potentially harmful creation activity is consistent with the requirements of Rule 6c-11, which provides that an ETF can only accept a custom basket if it is in the best interests of the ETF and its shareholders and is consistent with the ETF’s policies and procedures. Accordingly, consistent with the creation procedures outlined in the Funds’ prospectus and SAI, the Trust reserves the right to reject certain creation orders and expects that the Funds will reject those creation orders that the Trust deems to not be in the best interest of the Funds or their shareholders.

Securities and Exchange Commission	- 23 -	August 24, 2022

Part C

Exhibit (a)(2)(B) - Amended and Restated Agreement and Declaration of Trust of the Registrant dated February 9, 2021.

53.	Comment: The Staff notes that Section 11.9 of the Trust’s Amended and Restated Agreement and Declaration of Trust states that: (1) prior to bringing a derivative action, the shareholder or shareholders must make a demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; (2) shareholders eligible to bring such derivative actions under the Delaware Act who hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates, shall join in the request for the Trustees to commence such action; (3) the Trustees shall be entitled to retain counsel or other advisors in considering the merits of a request and may require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action; and (4) in addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each shareholder of the Trust or any series or class thereof agrees that any claim that affects all shareholders of a series or class equally, that is, proportionately based on their number of shares in such series or class, must be brought as a derivative claim irrespective of whether such claim involves a violation of the shareholders’ rights under the Amended and Restated Agreement and Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim. Please disclose these provisions in an appropriate location in the Prospectus. With respect to the provisions relating to joinder, reimbursements of Trustee expenses and the requirement that all suits must be brought as derivative claims, please also disclose in an appropriate location in the Prospectus that the provisions do not apply to claims arising under federal securities laws.

Response: The Trust will add the requested disclosure as part of Post-Effective Amendment No. 4.

*****

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (617) 951-7204.

Sincerely,

/s/ Ali R. Olia
Ali R. Olia

CC:	Brian D. McCabe
Paulita A. Pike
Keith MacLeod
Jennifer Grancio
Fitzann Reid